SILVER BUTTE COMPANY

45 N.E. Loop 410, Suite 495

San Antonio, TX 78216

Tel (210) 524-9725

Fax (210)325-7324

June 1, 2011

H. Roger Schwall

Securities & Exchange Commission

100 F. St. N.E.

Washington, DC 20549

Re:

Silver Butte Company

Amendment No. 4 to Preliminary Information Statement on Schedule 14C

Filed May 26, 2011

File No. 1-05790

Mr. Schwall:

This letter is written in response to the Staff's oral comments issued on May 31, 2011.   Silver Butte has filed amendments to its Form 8-K and Schedule 14C.

The following are Silver Butte's responses to the Staff's comments:

Amendment No. 3 to Preliminary Information Statement on Schedule 14C

Purpose and Effect of the Increase in Company Authorized Capital

1.

We note your response number 3.  Expand your disclosure expressing your belief that the statements concerning your statements that a shareholder vote was not required in order for Silver Butte to acquire the stock of Gulfmark Energy Group, Inc. and state, if you believe true, that the acquisition was not a merger or share exchange transaction which required Silver Butte shareholder approval.

Response:   The Information Statement has been revised and will include the following disclosure which begins in contained in the second paragraph under the heading "Purpose and Effect of the Increase in Company Authorized Capital":

The Company believes that Nevada law and the Company's Bylaws  did not require a shareholder vote or approval for  the acquisition of Gulfmark Energy Group, Inc.  Paragraph 3.6 of the Silver Butte Bylaws governs Notice of Shareholders' Meeting.  Paragraph 3.6(c)  requires notice of shareholder meetings for "extraordinary corporate acts such as mergers and share exchanges.  This provision does not apply to Gulfmark acquisition.  The acquisition of Gulfmark Energy Group, although a form titled "share exchange agreement", it was in substance, a stock purchase  agreement which was not an “extraordinary corporate action” such as a merger or share exchange where the Silver Butte shareholders would have been asked to tender or exchange their shares with Gulfmark. Silver Butte shareholders were not asked to tender or exchange their shares in this Gulfmark acquisition transaction.  As a result, we believe this corporate action did not require Silver Butte shareholder notice or approval.  The Board of Directors did not elect to submit its decision to acquire Gulfmark to a vote of the shareholders.

The Company acknowledges the following in connection with the Company's response to the SEC comment letter:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the  filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SILVER BUTTE COMPANY

/s/ Michael Ward

_________________________

By: Michael Ward

Title: President